$91 million work program underway
to prepare Pebble Project for permitting in 2012

May 2, 2011, Vancouver, BC – Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) (TSX: NDM; NYSE Amex: NAK) announces that the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”) Board of Directors has approved program expenditures of US $91 million in 2011, with the objective of completing a Prefeasibility Study for the Pebble Project in 2012, and thereafter initiate permitting under the National Environmental Policy Act (NEPA).

“Upon reaching commercial production, Pebble would become one of the world’s leading producers of copper, gold and molybdenum as well as a tremendous driver of economic wealth and opportunity in Alaska and the United States,” said Northern Dynasty President and CEO Ron Thiessen.

“Given its national and global importance, the Pebble Partnership has been very deliberate, methodical and patient in designing a project that will meet and exceed the exacting environmental regulations and permitting requirements in Alaska, while delivering superior returns for shareholders. I’m pleased to report that this project design process is nearing important milestones and that PLP intends to enter the permitting phase towards the end of 2012. ”

In February 2011, Northern Dynasty released a positive Preliminary Assessment for the Pebble Copper-Gold-Molybdenum Project in southwest Alaska, completed by Wardrop, a Tetra Tech Company (see Northern Dynasty press release dated February 23, 2011). The Preliminary Assessment confirms Pebble to be a technically and economically robust project with the potential to produce 53 billion lb copper, 50 million oz gold and 2.8 billion lb molybdenum over 78 years, while developing just 55% of the known mineral resource. A complete copy of the Preliminary Assessment Technical Report can be found at www.northerndynasty.com or on the Company’s profile at www.sedar.com.

Activities to be undertaken at the Pebble Project in 2011 include:

  engineering to complete a Prefeasibility Study (PFS) project design in 2012;

  environmental studies to support PFS engineering, finalize an Environmental Baseline Document in preparation for project permitting, develop a mine closure and reclamation plan, prepare a full suite of environmental and social management plans, and continue environmental monitoring studies in key areas;

  site investigations, including 45,000 feet of drilling to support PFS engineering, as well as a geotechnical drill program and support for environmental and public affairs initiatives; and,

  stakeholder engagement and public affairs programming, including workforce and business development, local community relations, public education and community investment.

Since the Pebble Partnership was established in 2007, Anglo American has invested approximately US $320 million to advance engineering, environmental and socioeconomic studies toward the completion of a Prefeasibility Study for the Pebble Project. Budgeted spending in 2011 will increase Anglo American’s total investment in the Pebble Project to more than US $410 million.

Prior to completion of a Prefeasibility Study, the Pebble Partnership is expected to undertake a broad-based public consultation program to update Alaskans and other project stakeholders on the status of project planning, including environmental safeguards, economic benefits and partnership opportunities. This public consultation initiative is scheduled to begin this year.

“The Pebble Partnership has made a public commitment to consult the people of Bristol Bay and Alaska before permitting is initiated as part of the process of developing a proposed mine plan for Pebble,” Thiessen confirmed. “That important work will begin this year, along with efforts to advance partnership agreements with Alaska Native corporations and other interests for development of key project infrastructure.”

“As we move toward commencement of project permitting, Alaskans and all project stakeholders will get much greater insight into how this project will be built and operated so as to protect fish, water and other important natural resources, while providing significant benefits to Alaskans and the Native people of the region.”

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally important copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty’s project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal and identical rights of management, operatorship and control in the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to fund $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, with indirect interests in 592 square miles of mineral claims in southwest Alaska. Northern Dynasty’s principal asset is a 50% interest in the Pebble Limited Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

“This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socioeconomic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.”